UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             Top Image Systems Ltd.
                                (Name of Issuer)

                     Ordinary Shares, nominal value NIS 0.04 per share
                         (Title of Class of Securities)

                                    M87896102
                                 (CUSIP Number)

                                December 31, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 11 Pages

CUSIP No. M87896102                     13G/A              Page 2 of 11 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Smithfield Fiduciary LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    158,227 Ordinary Shares
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    158,227 Ordinary Shares
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             1.79%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------

                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M87896102                     13G/A              Page 3 of 11 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Highbridge International LLC
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    538,001 Ordinary Shares
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                     538,001 Ordinary Shares
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             538,001 Ordinary Shares
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.08%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------

                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M87896102                     13G/A              Page 4 of 11 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Highbridge Capital Management, LLC               20-1901985
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    538,001 Ordinary Shares
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    538,001 Ordinary Shares
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             538,001 Ordinary Shares
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.08%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO - Limited Liability Company
-----------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M87896102                     13G/A              Page 5 of 11 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Glenn Dubin
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    538,001 Ordinary Shares
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    538,001 Ordinary Shares
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             538,001 Ordinary Shares
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.08%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M87896102                     13G/A              Page 6 of 11 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Henry Swieca
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    538,001 Ordinary Shares
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    538,001 Ordinary Shares
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             538,001 Ordinary Shares
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.08%
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M87896102                     13G/A              Page 7 of 11 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on March 13, 2006, as amended by Amendment No. 1 filed on February 13, 2007 (as amended, the "Schedule 13G") with respect to the ordinary shares, nominal value NIS 0.04 per share (the "Ordinary Shares") of Top Image Systems Inc., an Israeli corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the
Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c) and 4 in their entirety as set forth below.


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        Smithfield Fiduciary LLC
        ------------------------
        The Cayman Corporate Center, 4th Floor
        27 Hospital Road
        George Town, Grand Cayman
        Cayman Islands, British West Indies
        Citizenship:   Cayman Islands, British West Indies

        Highbridge International LLC
        ----------------------------
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        Highbridge Capital Management, LLC
        ----------------------------------
        9 West 57th Street, 27th Floor
        New York, New York  10019
        Citizenship:  State of Delaware

        Glenn Dubin
        -----------
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States

        Henry Swieca
        ------------
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States

Due to a change in the reporting structure of Highbridge Capital Management, LLC, Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd. and Highbridge GP, LLC, are no longer Reporting Persons.


Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

CUSIP No. M87896102                     13G/A              Page 8 of 11 Pages

        As of the date of this filing, (i) Smithfield Fiduciary LLC owns 158,227 Ordinary Shares (ii) Highbridge International LLC owns 379,774 Ordinary Shares and may be deemed to beneficially own the 158,227 Ordinary Shares owned by Smithfield Fiduciary LLC and (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the 538,001 Ordinary Shares owned by Smithfield Fiduciary LLC and Highbridge International LLC.

        Smithfield Fiduciary LLC is a wholly-owned subsidiary of Highbridge International LLC. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Ordinary Shares owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of Ordinary Shares owned by Highbridge International LLC.

        (b)     Percent of class:

        Based upon the Company's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, the Company had 8,845,241 Ordinary Shares outstanding as of December 31, 2006. Therefore, based on the Company's outstanding Ordinary Shares, (i) Smithfield Fiduciary LLC owns 1.79% of the outstanding Ordinary Shares of the Company and (ii) each of Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 6.08% of the outstanding Ordinary Shares of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Ordinary Shares owned by another Reporting Person.

        (c)     Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote

                      0

                (ii)  Shared power to vote or to direct the vote

                      See Item 4(a)

                (iii) Sole power to dispose or to direct the disposition of

                      0

                (iv)  Shared power to dispose or to direct the disposition of

                      See Item 4(a)


Item 10. Certification

CUSIP No. M87896102                     13G/A              Page 9 of 11 Pages

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 24, 2008, by and among Smithfield Fiduciary LLC, Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. M87896102                     13G/A              Page 10 of 11 Pages


                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 24, 2008

SMITHFIELD FIDUCIARY LLC                 HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    Its Trading Manager                      Its Trading Manager


By: /s/ Noah Greenhill                   By: /s/ Noah Greenhill
    --------------------------------         --------------------------------
Name: Noah Greenhill                     Name: Noah Greenhill
Title: Managing Director                 Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC


                                         /s/ Henry Swieca
By: /s/ Noah Greenhill                   -----------------------------------
    --------------------------------     HENRY SWIECA
Name: Noah Greenhill
Title: Managing Director



/s/ Glenn Dubin
-----------------------------------
GLENN DUBIN

CUSIP No. M87896102                     13G/A              Page 11 of 11 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares, nominal value NIS 0.04 per share, of Top Image Systems Ltd., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 24, 2008

SMITHFIELD FIDUCIARY LLC                 HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    Its Trading Manager                      Its Trading Manager


By: /s/ Noah Greenhill                   By: /s/ Noah Greenhill
    -----------------------------            --------------------------------
Name: Noah Greenhill                     Name: Noah Greenhill
Title: Managing Director                 Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC


                                         /s/ Henry Swieca
                                         -------------------------------------
By: /s/ Noah Greenhill                   HENRY SWIECA
    --------------------------------
Name: Noah Greenhill
Title: Managing Director



/s/ Glenn Dubin
---------------------------------
GLENN DUBIN